Contact

www.linkedin.com/in/carrie-wallace-b3ba86 (LinkedIn)

Top Skills

Tourism

Leisure

Marketing Strategy

Languages

Spanish (Full Professional)

French (Full Professional)

Carrie Wallace

Founder & President at Cerulean World Travel, Founder & President at FamGuru

Greater Chicago Area

Summary

Helping you and your family plan amazing travels around the world, in style and stress-free. Because life is too short for mediocre vacations.

Experience

FamGuru

President & Founder

April 2021 - Present (4 years)

Chicago, Illinois, United States

Cerulean World Travel

President and Founder

July 2016 - Present (8 years 9 months)

Chicago, Illinois

Created a dynamic travel company focused on the needs of luxury and experiential traveler who are entrepreneurs, business leaders, investors, financial professionals or legal professionals. Interviewed, acquired and developed an inspiring group of clients who travel multiple times each year. Designed unique itineraries, executed arrangements flawlessly, and consistently over-delivered on clients' expectations.

Recruited, developed and inspired a talented team of like-minded travel advisors to help grow Cerulean's client base and provide the highest level of support before during and after their travels. Curated trusted local partnerships around the world to add value to clients' travels and ensure the quality of their experiences. Streamlined company operational processes with the goal of improving travel planning efficiency and increasing time spent working with clients themselves.

MoonRings Inc.

Owner

2000 - July 2016 (16 years)

Co-founded an innovative company focusing on honeymoon and special occasion travel. Built the brand into a nationally-recognized authority in its niche. Designed and delivered more than 1000 specialty itineraries for highly satisfied clients.

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Education

Northwestern University - Kellogg School of Management
Master of Business Administration - MBA, Entrepreneurship/Entrepreneurial Studies

Rensselaer Polytechnic Institute
BS, Physics